Exhibit 99.1

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES INVESTMENT
IN RUPERT RESOURCES LTD.

Toronto (February 10, 2020) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has agreed to subscribe for 15,391,605 units (“Units”) of Rupert Resources Ltd. (TSX-V: RUP) (“Rupert”) in a non-brokered private placement at a price of $0.85 per Unit for total consideration of $13,082,864.  Each Unit is comprised of one common share of Rupert (a “Common Share”) and 0.75 of one common share purchase warrant of Rupert (each full common share purchase warrant, a “Warrant”).  Each Warrant entitles the holder to acquire one Common Share at a price of $1.00 for a period of three years following the closing date of the private placement. Closing is expected to occur on February 12, 2020 and is subject to certain conditions.

On closing of the private placement, Agnico Eagle will own 15,391,605 Common Shares and 11,543,703 Warrants, representing approximately 9.9% of the issued and outstanding Common Shares on a non-diluted basis and 16.1% of the issued and outstanding Common Shares on a partially-diluted basis.

Agnico Eagle and Rupert have agreed to enter into an investor rights agreement on closing of the private placement pursuant to which Agnico Eagle will be granted certain rights, provided Agnico Eagle maintains certain ownership thresholds in Rupert, including: (i) the right to participate in equity financings in order to maintain its pro rata ownership in Rupert at the time of such financing or acquire up to a 9.9% or 16.1% ownership interest in Rupert (depending on whether Agnico Eagle has exercised the Warrants at such time); and (ii) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of Rupert to eight or more directors, two persons) to the board of directors of Rupert.

Agnico Eagle is acquiring the Common Shares and the Warrants for investment purposes.  Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, common share purchase warrants or other securities of Rupert or dispose of some or all of the Common Shares, common share purchase warrants or other securities of Rupert that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws.  To obtain a copy of the early warning report, please contact:

Aurea Dela Resma

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario  M5C 2Y7

Telephone:  416-947-1212

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.  Rupert’s head office is located at 82 Richmond Street East, Suite 203, Toronto, Ontario, M5C 1P1.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden. Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at February 10, 2020.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to the expected closing date of the private placement, Agnico Eagle’s ownership interest in Rupert upon closing of the private placement, Agnico Eagle’s acquisition or disposition of securities of Rupert in the future and the terms of the investor rights agreement.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.